SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                _________________

                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)


                                STORAGE USA, INC.
         __________________________________________________________________
                                 (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
         __________________________________________________________________
                          (Title of Class of Securities)

                                   861907 10 3
         __________________________________________________________________
                                  (CUSIP Number)


                                  DAVID A. ROTH
                           SECURITY CAPITAL U.S. REALTY
                                 69, ROUTE D'ESCH
                                L-1470 LUXEMBOURG
                                 (352) 48 78 78
         __________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 20, 1997
         __________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-
         1(b)(3) or (4), check the following box /   /.

         Check the following box if a fee is being paid with this state-
         ment /   /.  (A fee is not required only if the reporting per-
         son: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 8 Pages




           CUSIP No. 861907 10 3         13D         Page 2 of 8 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL U.S. REALTY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  10,185,854
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     10,185,854
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               10,185,854

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              37.02%

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 861907 10 3         13D         Page 3 of 8 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL HOLDINGS S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  10,185,854
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     10,185,854
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               10,185,854

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              37.02%

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT







                  This Amendment No. 8 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation orga-nized and existing under the laws of Luxembourg, and by Secu-rity Capital Holdings S.A. ("Holdings"), a corporation orga-nized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"), and hereby amends the Schedule 13D ("Schedule 13D") originally filed on March 8, 1996, as amended by Amendment No. 1 ("Amendment No. 1 to Sched-ule 13D") filed on March 21, 1996, Amendment No. 2 ("Amendment No. 2 to Schedule 13D") filed on July 1, 1996, Amendment No. 3 ("Amendment No. 3 to Schedule 13D") filed on July 8, 1996, Amendment No. 4 ("Amendment No. 4 to Schedule 13D") filed on August 1, 1996, Amendment No. 5 ("Amendment No. 5 to Schedule 13D") filed on October 7, 1996, Amendment No. 6 ("Amendment No. 6 to Schedule 13D") filed on October 25, 1996 and Amendment No. 7 ("Amendment No. 7 to Schedule 13D") filed on April 4, 1997. This Amendment No. 8 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Storage USA, Inc., a Tennessee corporation ("Storage"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in Schedule 13D, as amended by Amendment No. 1 to
         Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 to Schedule 13D, Amendment No. 4 to Schedule 13D, Amendment No. 5 to Schedule 13D, Amendment No. 6 to Schedule 13D and Amend-ment No. 7 to Schedule 13D.

                  On November 20, 1997, USRealty, Storage and SUSA Part-nership, L.P. entered into the Second Amendment to the Strate-gic Alliance Agreement (the "Second Strategic Alliance Amend-ment"). The Second Strategic Alliance Amendment, among other things, (i) increases to 42.5% of the outstanding shares of Common Stock the number of shares of Common Stock which USRe-alty may beneficially own during the standstill period de-scribed in Item 4 of this Schedule 13D as previously amended,
         (ii) extends the standstill period to June 5, 2003 (which pe-riod is subject to early termination in certain circumstances but, if not terminated early, shall be automatically extended for one-year increments unless USRealty gives Storage 270 days' notice cancelling such extensions or unless sooner terminated upon certain events), (iii) requires Storage to take certain actions to cause the ownership limitations contained in the charter of Storage to permit USRealty's ownership of up to 42.5% of the outstanding Common Stock, and (iv) amends certain of the actions which Storage may not take without USRealty's consent so long as the standstill period (including extensions) is in effect.

                  USRealty intends to review on a continuing basis its investment in Storage and may increase such investment to up to










         42.5% of the capital stock of Storage. Such increase in USRealty's investment in Storage could be accomplished by USRealty's acquisition of securities of Storage in the open market or otherwise. The extent of any such increase would depend upon the price and availability of Storage's securities, subsequent developments affecting Storage, Storage's business and prospects, other investment and business opportunities available to USRealty, general stock market and economic condi-tions, tax considerations, and other factors, including the obtaining of any necessary regulatory approvals. In addition, USRealty may decide to decrease its investment in Storage, de-pending upon its continuing review of such investment and vari-ous other factors including those mentioned above.

                  A copy of the Second Strategic Alliance Amendment is attached hereto as Exhibit 8 and is specifically incorporated herein by reference, and the description herein of such amend-ment is qualified in its entirety by reference to such amend-ment.
                  This Amendment No. 8 is also filed to report the acquisi-tion of certain shares of Common Stock since April 4, 1997. A schedule identifying all stock market transactions involving shares of Common Stock effected by USRealty since April 4, 1997 is included as Annex A hereto which is incorporated by reference herein. The funds used by USRealty to purchase such shares were obtained from drawdowns under the Facility Agreement.

                  A copy of the Facility Agreement is attached hereto as
         Exhibit 4 and such agreeement is specifically incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference to such agreement.


         ITEM 1.  SECURITY AND ISSUER.

                  No material change.

         ITEM 2.  IDENTITY AND BACKGROUND.

                  No material change except as set forth above.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No material change except as set forth above.

         ITEM 4.  PURPOSE OF TRANSACTION.

                  No material change except as set forth above.













         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  No material change except as set forth above and below.

                  As of December 4, 1997, USRealty beneficially owns 10,185,854 shares of Common Stock. As of December 4, 1997 USRealty beneficially owns approximately 37.02% of the outstanding Common Stock, and approximately 33.54% on a fully diluted basis, based on the number of outstanding shares of Common Stock, the number of outstanding limited partnership units of SUSA Partnership, L.P. that are redeemable for Common Stock and the number of outstanding options and other securities convertible into Common Stock.

                 Except as set forth herein, to the best knowledge and belief of USRealty, no transactions involving Common Stock have been effected during the past 60 days by USRealty or by its directors, executive of-ficers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No material change except as described above.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  The following Exhibit is filed as part of this Amend-ment No. 8 to Schedule 13D:

              Exhibit 8 - Second Amendment to Strategic Alliance Agree-
                          ment, dated as of November 20, 1997, by and among Storage USA, Inc., SUSA Partnership, L.P., Security Capital U.S. Realty and Secu-rity Capital Holdings S.A.




























                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By:  /s/ David A. Roth

                                          Name:   David A. Roth
                                          Title:  Vice President



                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By:  /s/ David A. Roth

                                          Name:   David A. Roth
                                          Title:  Vice President

         December 4, 1997































                                                         ANNEX A



               Recent Stock Market Transactions in the Common Stock
               ____________________________________________________
                             by the Reporting Persons
                             ________________________

         All of the transactions described below were effected in stock market transactions. The price per share does not include com-missions.

         DATE OF                    NUMBER OF              PRICE
         TRANSACTION             SHARES PURCHASED          PER SHARE
         ___________             ________________          _________

         4/15/97                      21,100                $35.75
         4/17/97                       4,700                $35.75
         4/22/97                       6,300                $35.75














































                                   EXHIBIT INDEX


                                                             SEQUENTIAL
         EXHIBIT                  DESCRIPTION                PAGE NO.

             8            Second Amendment to Strategic
                          Alliance Agreement, dated as
                          of November 20, 1997, by and
                          among Storage USA, Inc., SUSA
                          Partnership, L.P., Security
                          Capital U.S. Realty and Security
                          Capital Holdings S.A.







































